[EDWARDS ANGELL PALMER & DODGE LLP LETTERHEAD]

January 23, 2006

Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Attn: Mr. H. Christopher Owings

Dear Mr. Owings:

On behalf of Beacon Power Corporation, this letter responds to the comments we have received from you pursuant to your letter dated January 6, 2006 to the attention of Mr. F. William Capp regarding two Beacon Power Corporation Registration Statements on Form S-3, one filed December 8, 2005 (for which an Amendment No. 1 was filed on December 15, 2005), File No. 333-130207, and the second filed December 8, 2005, File No. 333-130208.

Amendment No. 1 to Registration Statement of Form S-3 (333-130207)

General

SEC COMMENT:

1.          We note that section 4.5(d) of the Securities Purchase Agreement provides the purchasers with the right to purchase additional securities in the event that you engage in a subsequent placement of securities within one year of the closing of the agreement. As a result, please provide us with an analysis addressing whether you completed the private placement prior to filing this registration statement. Please refer to Telephone Interpretation 3S(b) of the March 1999 Supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations.

COMPANY RESPONSE:

We believe that we have satisfied the terms of the above Telephone Interpretation in that Beacon has already issued the shares now being registered, and the selling stockholders have full market risk on those shares, in contrast to the shares referenced in the foregoing Telephone Interpretation (which were not yet issued). See our Form 8-K, filed on November 7, 2005 and our Form 8-K/A, filed on November 7, 2005. As for the selling stockholders’ right to purchase additional securities in the future, this future right to buy does not affect the shares already issued and now being registered.

Selling Stockholders, page 9

SEC COMMENT:

2.          Please tell us whether your selling stockholders are broker-dealers or affiliated with broker-dealers. If any of your selling stockholders are broker-dealers, please disclose that it is an “underwriter” within the meaning of the Securities Act of 1933. Also, you should revise this section, your prospectus cover page, and your Plan of Distribution section to state that the selling stockholder is a broker-dealer, and to state that it is also an underwriter with respect to the shares that it is offering for resale.

COMPANY RESPONSE: We have requested the indicated information from all selling stockholders. With respect to those selling stockholders which have indicated whether they are broker-dealers or affiliated with broker-dealers, we have amended the Form S-3 as you have requested. With respect to those selling stockholders from which we do not yet have that information, we will amend the S-3 in the same manner to reflect that information once it has been supplied to us.

SEC COMMENT:

3.          Also, if any of your selling stockholders are affiliates of a broker-dealer please disclose, if true, that:

•	the seller purchased the shares in the ordinary course of business, and
•	at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any selling stockholder, then the prospectus must state that the selling stockholder is an underwriter.

COMPANY RESPONSE: As indicated above in response to your preceding question (para 2), we have requested all selling stockholders to supply the referenced information. With respect to any selling stockholder which has indicated that it is affiliated with a broker-dealer, we have also obtained confirmation from it as to the two representations in your bulleted paragraphs, above. For any such stockholder which is so affiliated but is not able to make the representations, we have amended the prospectus as you have requested. With respect to those selling stockholders from which we do not yet have the referenced information, we will amend the S-3 in a similar manner to reflect that information once it has been supplied to us.

SEC COMMENT:

4.          In the accompanying footnotes to the table, please disclose the beneficial owner(s) who have voting or investment power over the securities being registered. See Interpretation 60 under Section I. Regulation S-K in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations and Interpretation 4S under Regulation S-K in the March 1999 Interim Supplement to Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

COMPANY RESPONSE:

We have made the indicated disclosures for those selling stockholders which have supplied the information to us. With respect to those selling stockholders from which we do not yet have the referenced information, we will amend the S-3 in a similar manner to reflect that information once it has been supplied to us.

Undertakings, page II-2

SEC COMMENT:

5.          Please provide the full undertakings for Rule 415 offerings in Item 512(a) of Regulation S-K.

COMPANY RESPONSE: The undertakings have been included in the amendment to the registration statement.

Registration Statement on Form S-3 (333-130208)

SEC COMMENT:

6.	Please revise to comply with the above comments as applicable.
COMPANY RESPONSE:

Our response to your comment in your para 1: This comment is not applicable to the above S-3, because your comment relates solely to shares and contractual rights covered by the Securities Purchase Agreement dated as of November 4, 2005 among the selling stockholders listed therein, and not to the selling stockholders who were parties to the shares and warrants issued under the Investment Agreement dated April 22, 2005 (which is covered by the above S-3).

Our response to your comment in your para 2: The selling stockholders have informed us that they are not broker-dealers or affiliated with broker-dealers.

Our response to your comment in your para 3: This comment is not applicable because the selling stockholders have informed us that they are not broker-dealers or affiliated with broker-dealers.

Our response to your comment in your para 4: We have made the indicated disclosures based on the information supplied to us by the selling stockholders.

Our response to your comment in your para 5: The undertakings have been included in the amendment to the registration statement.

SEC COMMENT:

7.          Please confirm that the warrants overlying the common stock you are registering – the 800,000 shares issuable to Perseus 2000 Expansion and 1,333,333 shares issuable to Perseus Capital – are exercisable at a fixed price. In this regard, we note in your Current Report on Form 8-K filed May 26, 2005 that the warrants held by Persues 2000 Expansion are exercisable “at an exercise price of $1.0008 per share” and the warrants held by Persues Capital may be exercised “at an exercise price of $2.25 per share.” If the common stock underlying warrants that you are registering instead is tied to a market-based or other formula not within the scope of Rule 416, then please revise the prospectus to clearly set forth the exercise terms of the warrants.

COMPANY RESPONSE:

We confirm that the warrants are exercisable at a fixed price. The warrant for 1,333,333 shares issued to Perseus Capital was originally issued on May 23, 2000, and then was amended in 2005 to extend its expiration date to May 23, 2007. The exercise price for this warrant (described as the “Warrant Price” in the warrant itself) was set at the $6.00 per share price paid in the Company’s initial public offering in 2000, and later underwent adjustment to reflect splits, yielding an exercise price at this time of $2.25 per share. In contrast, the warrant for 800,000 shares issued to Perseus 2000 Expansion was originally issued on May 24, 2005, and the per share purchase price is fixed at $1.008, which is the price referenced by the methodology of the warrant (namely, 120% of the “Per Share Price” (as defined in the Investment Agreement dated

April 22, 2005 among the Company, Perseus 2000 Expansion and Perseus Capital)). Please note that the Form 8-K you reference states that the fixed per share purchase price is $1.008, not $1.0008. Although the warrant also provides an adjustment mechanism to reflect the possible issue of other shares to others at a lower price, that mechanism will not apply because the conditions for its application have not occurred and will not occur. The current warrants have been filed as exhibits to the Form 8-K filed by the Company on May 26, 2005.

If you have any questions regarding the foregoing, please do not hesitate to contact me at 617-951-2237. Thank you for your attention to this matter.

Sincerely,

/s/ Albert L. Sokol

Albert L. Sokol

Partner

cc:	Kurt Murao, Attorney Advisor
David Mittelman, Branch Chief

- 4 -